PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 14, 2012

MINISTER CONFIRMS ENVIRONMENTAL IMPACT REVIEW NOT REQUIRED FOR PRAIRIE CREEK MINE Update on Feasibility Study and Permitting

Vancouver, British Columbia, June 14, 2012 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) reports that, at the Annual Meeting held in Vancouver on June 13, 2012, shareholders were informed that the Federal Minister of Aboriginal Affairs and Northern Development Canada has confirmed that an environmental impact review will not be required for the Prairie Creek Mine.

In a Decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, referencing the conclusion in the Mackenzie Valley Environmental Impact  Review Board’s Report of Environmental Assessment and Reasons for Decision for the Prairie Creek Mine, dated December 8, 2011, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

“The positive decision by the responsible Ministers is yet another step forward in the ongoing permitting of the Prairie Creek Mine,” John Kearney, Chairman of Canadian Zinc, told shareholders at the Annual Meeting.

Shareholders were also informed that the Company expects that a Pre-Feasibility Study currently being completed by SNC-Lavalin ("SNC") will be released before the end of the current quarter.

In 2011, Canadian Zinc engaged SNC to assist in the ongoing development of the Prairie Creek Project and to complete a feasibility study on the Prairie Creek Mine. In addition, the Company recently retained AMC Consultants to provide an updated independent resource calculation for the Prairie Creek deposit which will also be incorporated into the feasibility work program.

It had been anticipated that SNC would complete the feasibility study in the first quarter of 2012, however completion of the work has been slightly delayed by the decision, because of regulatory disclosure requirements, to obtain an up-to-date independent resource estimate, and by delays in finalising certain technical specifications and cost estimates.

It is now expected that the Preliminary Feasibility Study, covering the first stages of SNC’s work and the AMC resource estimate will be completed before the end of the second quarter of 2012. This report will include capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment and storage ponds, as well as working cost estimates for mining, processing and transportation.

Further site investigation, including geo-technical drilling, of water storage ponds and road construction sites, has commenced at Prairie Creek and will continue during the summer of 2012. The results of this work will be incorporated, along with updated permitting parameters, into a second report planned be completed later in 2012, which updated report would form the basis of a formal feasibility study. In January 2012, the Mackenzie Valley Land and Water Board (the “Water Board”) commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permit for the operation of the Prairie Creek Mine. The Water Board has issued a Work Plan to be followed towards the issue of these permits which envisages completion of the Public Hearing, required by the Mackenzie Valley Resource Management Act, in November and the issue of a draft water licence by December 23, 2012.

A number of new permits for the ongoing development of the Prairie Creek Mine have recently been approved by the Mackenzie Valley Land and Water Board, including a new Class ‘A’ Land Use Permit for underground decline development and an extension to the Company’s existing Class “B” Water Licence for the management, treatment and discharge of mine water from the mine site which has been amended to cover the underground development of the new decline.

The Water Board has also approved an extension of the Company’s Land Use Permit for the use of the road that connects the Prairie Creek Mine to the Liard Highway. This permit will allow CZN to undertake road rehabilitation work from the Mine to the boundary of the Nahanni National Park Reserve, and prepare the road for operational use.

About Canadian Zinc Corporation

Canadian Zinc is a Toronto-listed junior exploration and development company. The company’s main project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains 5,840,329 tonnes of measured and indicated resources with an average grade 10.71% Zn, 9.90% Pb, 0.326% Cu and 161 g/t Ag as well as 5,541,576 tonnes of inferred resources with an average grade of 13.53% Zn, 11.43% Pb, 0.514% Cu and 215 g/t Ag. The Prairie Creek mine was constructed and permitted in the 1980s but was never put into production.

Canadian Zinc is continuing to advance the Prairie Creek Project through production. The Company has engaged SNC-Lavalin of Vancouver to assist in the ongoing development of the project as well as complete a feasibility study.  In December 2011, the Company successfully completed a four year environmental assessment process for the project. Canadian Zinc’s principal focus will be to advance the Prairie Creek Project towards receiving a Class “A” Water License and associated land use permits.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement – Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the company and future gold production and profitability of VGM. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.